UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, August 6, 2025 – CCU announced today its consolidated financial and operating results[1],[2]

for the second quarter of 2025 (2Q25), which ended June 30, 2025.

•	Consolidated volumes increased 19.2% (4.7% organic[3] increase). Volume performance per Operating segment was as follows:

o   Chile 3.2%

o   International Business 79.0% (9.8% organic)

o   Wine 4.2%

•	Net sales were up 10.5% (4.8% increase organic)
•	Gross profit expanded 12.7% (6.7% increase organic)
•	EBITDA reached CLP 19,817 million a 48.8% decrease versus 2Q24 (a 97.1% increase when excluding the non-recurring gain from the sale of a portion of land in Chile in 2Q24[4]). The performance per Operating segment was as follows:

o   Chile 59.1%

o   International Business (10.3)%

o   Wine 8.3%

•	Net income reached a loss of CLP 11,218 million, versus a gain of CLP 5,040 million in 2Q24 (a loss of CLP 15,888 million in 2Q24, when the non-recurring gain mentioned above is excluded)
•	Earnings per share reached a loss of CLP 30.4

Key figures	2Q25	2Q24	Δ % / bps	Organic Δ % / bps	YTD25	YTD24	Δ % / bps	Organic Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	7,165	6,010	19.2	4.7	17,279	14,962	15.5	0.8
Net sales	579,914	524,641	10.5	4.8	1,397,584	1,270,665	10.0	3.7
Gross profit	236,832	210,113	12.7	6.7	619,013	562,240	10.1	3.5
EBIT	(17,340)	2,444	<(500)	-	74,544	91,358	(18.4)	-
EBITDA	19,817	38,722	(48.8)	-	151,371	162,885	(7.1)	-
EBITDA margin %	3.4	7.4	(396) bps	-	10.8	12.8	(199) bps	-
Net income	(11,218)	5,040	(322.6)	-	46,560	57,243	(18.7)	-
Earnings per share (CLP)	(30.4)	13.6	(322.6)	-	126.0	154.9	(18.7)	-
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	(17,340)	(26,225)	(33.9)	-	74,544	62,689	18.9	-
EBITDA	19,817	10,053	97.1	-	151,371	134,216	12.8	-
EBITDA margin %	3.4	1.9	150 bps	-	10.8	10.6	27 bps	-
Net income	(11,218)	(15,888)	(29.4)	-	46,560	36,315	28.2	-

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 2Q25 compared to 2Q24, unless otherwise stated.

[3] In 3Q24 we started consolidating “Aguas de Origen” (ADO), our water business in Argentina, and in 4Q24 we started consolidating our partnership with the Vierci Group (AV) in Paraguay. Organic figures and variations for volumes, Net sales, COGS and Gross profit, presented in this report exclude the impact of the consolidation of these businesses. Given the integration of AV into our operations in Paraguay, figures and variations for MSD&A expenses, EBIT, EBITDA, Non-operating results, Income taxes, and Net income are presented on a consolidated basis.

[4] Results of 2Q24 include a non-recurring gain from the sale of a portion of land in Chile, totalizing a gain before taxes of CLP 28,669 million, and a gain after taxes of CLP 20,928 million. At the Operating segments level, this non-recurring effect was accounted in Others/eliminations.

2Q25 PRESS RELEASE

COMMENTS FROM THE CEO

Comments below exclude the non-recurring gain from the sale of a portion of land in Chile in 2Q244. Also, comments related to the consolidated and the International Business Operating segment results consider organic figures for volumes, Net sales, COGS and Gross profit; this is, excluding the consolidation of ADO in Argentina and AV in Paraguay3. MSD&A expenses, EBIT, EBITDA, Non-operating results, Income taxes, and Net income are presented on a consolidated basis.

In 2Q25, CCU delivered higher financial results and increased profitability versus last year, despite a volatile and challenging business environment. Consolidated EBITDA nearly doubled versus last year, mainly driven by our main Operating segment, Chile, which expanded EBITDA 59.1% and, to a lesser extent, by the 8.3% growth in the Wine Operating segment. On the other hand, we keep facing a challenging scenario in Argentina, impacting the International Business Operating segment’s results. Higher consolidated EBITDA and improved EBITDA margin were driven by volume growth, revenue management efforts and efficiencies, more than offsetting costs and expenses pressures from inflation. In line with the higher operational result, Net income posted a lower loss versus last year. Our first half results show that we are taking the right actions to keep delivering higher financial results and profitability in a context of soft volume trends for the beverage industry in the region. For the second half of the year we will keep executing our 2025-2027 Strategic Plan and its three pillars, Profitability, Growth and Sustainability, with a special focus on Profitability, supported by both, revenue management efforts backed by our strong and diversified portfolio of brands, and efficiencies across all our operating segments.

Regarding our main consolidated figures, in 2Q25 organic Net sales were up 4.8%, explained by 4.7% higher organic volumes while organic average prices were flat in CLP. Gross profit grew 6.7% organically, and organic Gross margin expanded 73 bps. In addition, consolidated MSD&A expenses in CLP grew 5.8%, mainly due to the consolidation of ADO, although as a percentage of Net sales improved 197 bps. In all, EBITDA reached CLP 19,817 million, expanding 97.1%, and EBITDA margin expanded 150 bps.

In terms of our segments, in the Chile Operating segment top line expanded 9.4%, as a result of a 6.0% increase in average prices and 3.2% higher volumes, where all categories posted positive growth, with a better seasonally adjusted volume pace than previous quarters. Increased average prices were explained mainly by revenue management efforts, more than offsetting negative mix effects, and were key to expand Gross profit and Gross margin by 12.5% and 115 bps, respectively, in a context of cost pressures related to an unfavorable packaging mix and higher manufacturing costs mainly associated with our PET recycling plant “CirCCUlar”. MSD&A expenses grew below inflation, expanding 2.1%, and as a percentage of Net sales, improved 265 bps, due to efficiencies. Altogether, EBITDA reached CLP 42,305 million, a 59.1% increase, and EBITDA margin expanded 339 bps.

In the International Business Operating segment, organic volumes posted a 9.8% expansion, although Net sales recorded an 11.4% contraction, driven by 19.3% lower organic average prices in CLP. The decline in organic average prices was mainly due to the 30.5%[5] devaluation of the ARS against the USD, and also due to a challenging pricing scenario in Argentina. The volume expansion was mainly explained by a low comparison base in 2Q24 in Argentina, while volumes, seasonally adjusted, continued in a recovery trend for the fourth consecutive quarter. Organic Gross profit decreased 11.6%, and organic Gross margin was flat. MSD&A expenses were up 10.5%, mainly due to the consolidation of ADO, and higher marketing expenses. As a percentage of Net sales, MSD&A expenses decreased 301 bps. In all, in spite of volume growth, given the effects mentioned above, EBITDA was similar to last year, reaching a loss of CLP 26,892 million, versus a loss of CLP 24,373 million in 2Q24.

The Wine Operating segment posted a top line expansion of 6.0%, mainly driven by a 4.2% rise in volumes and 1.7% higher average prices. Larger volumes were led by a 17.4% growth in exports, partially offset by a 4.1% decrease in the Chilean domestic market, while the industry posted a larger decline. The higher average prices were mostly explained by a weaker CLP, and its favorable impact on export revenues and revenue management initiatives in domestic markets, compensated by negative mix effects in the portfolio. Gross profit was flat, and Gross margin deteriorated by 222 bps due to cost pressures from a higher cost of wine, due to a lower harvest, and higher USD-linked packaging costs. MSD&A expenses dropped 3.7%, due to efficiencies, and as a percentage of Net sales improved 274 bps. Altogether, EBITDA reached CLP 11,285 million, an 8.3% increase, and EBITDA margin was up 32 bps.

Regarding our main JVs and associated businesses, in Colombia, we delivered low-single digit volume growth in a soft industry context. We continue working in strengthening our brand portfolio and our sales execution to deliver sustainable growth in volumes and results.

In summary, in 2Q25, we almost doubled consolidated EBITDA through a robust expansion in our main Operating segment, Chile, and a high-single digit EBITDA expansion in the Wine Operating segment, while we still face a challenging scenario in Argentina. Revenue management and efficiencies were key to achieve this. Moreover, we delivered volume growth in all Operating segments and core categories, in a context of soft industries.

To conclude, in a symbolic year for CCU, as we are celebrating 175 years of history, we will continue implementing our 2025-2027 Strategic Plan, supported in our multi-category strategy and our vast business experience to ensure sustainable and profitable growth for our Company.

[5] The ARS currency variation against the USD considers the end of June 30, 2025, compared with the end of June 30, 2024. Source Central Bank of Chile.

2Q25 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – SECOND QUARTER (Exhibit 1 & 3)

Comments below related to the consolidated and the International Business Operating segment consider organic figures for volumes, Net sales, COGS and Gross profit; this is, excluding the consolidation of ADO in Argentina and AV in Paraguay3. MSD&A expenses, EBIT, EBITDA, Non-operating results, Income taxes, and Net income are presented on a consolidated basis.

•	Net sales were up 4.8% organically, almost fully driven by 4.7% higher consolidated organic volumes as organic average prices in CLP grew 0.1%. Volume growth breakdowns by Operating segments as follows: (i) a 3.2% expansion in the Chile Operating segment, where all categories posted volume growth, with a better seasonally adjusted volume pace compared to previous quarters; (ii) a 9.8% organic increase in the International Business Operating segment, almost fully explained by a low comparison base in Argentina, while volumes, seasonally adjusted, continued in a recovery trend for the fourth consecutive quarter, and (iii) a 4.2% expansion in the Wine Operating segment, explained by a 17.4% growth in exports, partially compensated by a 4.1% decline in the Chilean domestic market, while the industry posted a larger decline. Organic average prices in CLP were as follow: (i) a 6.0% rise in the Chile Operating segment, related to revenue management initiatives, partially compensated by negative mix effects, and (ii) a 1.7% increase in the Wine Operating segment, mostly explained by a weaker CLP, and its favorable impact on export revenues, and revenue management initiatives in domestic markets, compensated by negative mix effects in the portfolio. These effects were almost fully compensated by a 19.3% organic contraction in the International Business Operating segment, mostly from a negative translation effect in Argentina, and a challenging pricing scenario in this country.
•	Cost of sales was up 3.5% organically, explained by higher volumes, as organic Cost of sales per hectoliter in CLP contracted 1.1%. The latter was due to a 19.3% organic decrease in CLP in the International Business Operating segment, mostly caused by a translation effect, as in local currency COGS per hectoliters grew mainly due to a negative impact from the devaluation of the ARS against the USD in our cost base in Argentina. This was partially compensated by: (i) a 4.0% increase in the Chile Operating segment, related to an unfavorable packaging mix and higher manufacturing costs mainly associated with our PET recycling plant “CirCCUlar”, partially compensated by lower prices in raw materials such as sugar, fruit pulp, and malt, and (ii) a 5.5% increase in the Wine Operating segment, from a higher cost of wine and higher USD-linked packaging costs.
•	Gross profit reached CLP 224,223 million organic, a 6.7% increase, and organic Gross margin was higher by 73 bps.
•	MSD&A expenses were up 5.8% in CLP, nearly fully explained by the consolidation of ADO, as, without such consolidation, MSD&A expenses expanded by 0.5%. As a percentage of Net sales improved 197 bps, offsetting inflationary pressures with efficiencies. By Operating segment, MSD&A expenses were as follows: (i) a 2.1% expansion in the Chile Operating segment, this is below inflation, improving 265 bps as a percentage of Net sales, (ii) a 10.5% increase in the International Business Operating segment, more than explained by the consolidation of ADO, as, without such consolidation, MSD&A expenses decreased by 5.9%. As a percentage of Net sales, MSD&A expenses decreased 301 bps, and (iii) a 3.7% reduction in the Wine Operating segment, resulting in a contraction of 274 bps measured as percentage of Net sales, due to efficiencies.
•	EBIT reached a loss of CLP 17,340 million in 2Q25, versus a loss of CLP 26,225 million in 2Q24, the latter excluding the non-recurring gain from a sale of a portion of land in Chile (EBIT reached a gain of CLP 2,444 million in 2Q24 when this non-recurring gain is included).
•	EBITDA reached CLP 19,817 million, a 97.1% increase versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (EBITDA contracted 48.8% versus 2Q24 when this non-recurring gain is included). This expansion was mostly driven by a 59.1% jump in the Chile Operating segment and, to a lesser extent, by an 8.3% rise in the Wine Operating segment. On the other hand, these higher results were partially compensated by the International Business Operating segment which decreased its EBITDA by 10.3%, explained by the effects mentioned above.
•	Non-operating result totalized a loss of CLP 30,261 million in 2Q25 versus a loss of CLP 23,514 million last year. This was explained by: (i) a larger loss in Other gains/(losses) by CLP 4,209 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, which is partially offset in Foreign currency exchange differences, (ii) a higher loss in Equity and income of JVs and associated by CLP 3,487 million, generated by a lower financial result in Colombia, mostly due to committed payments related to claims regarding the Consumption tax (ICO, Impuesto al consumo) basis determination criteria, and (iii) a higher loss by CLP 3,079 million in Results as per adjustment units, explained by Argentina. These effects were partially compensated by: (i) a higher gain in Foreign currency exchange differences by CLP 1,915 million, and (ii) a lower loss in Net financial expenses by CLP 2,114 million, due to a lower debt.
•	Income taxes reached a positive result of CLP 36,388 million versus a positive result of CLP 27,900 million last year. The lower taxes were mainly explained by a lower taxable income and deferred tax income in Argentina, due to the application of inflation adjustments on fixed assets for tax purposes. (See Note 25 Income taxes to the financial statements as of June 30, 2025).

•	Net income reached a loss of CLP 11,218 million, versus a loss of CLP 15,888 million last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile (Net income reached a gain of CLP 5,040 million in 2Q24 when this gain is included).

2Q25 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST HALF (Exhibit 2 & 4)

Comments below related to the consolidated and the International Business Operating segment consider organic figures for volumes, Net sales, COGS and Gross profit; this is, excluding the consolidation of ADO in Argentina and AV in Paraguay3. MSD&A expenses, EBIT, EBITDA, Non-operating results, Income taxes, and Net income are presented on a consolidated basis.

•	Net sales were up 3.7% organically, mostly driven by 2.9% higher organic average prices in CLP while volumes grew 0.8% organically. The breakdown of organic average prices in CLP was as follow: (i) a 5.4% rise in the Chile Operating segment, related to revenue management initiatives, partially compensated by negative mix effects, and (ii) a 3.7% increase in the Wine Operating segment, mostly explained by a weaker CLP, and its favorable impact on export revenues, and revenue management initiatives in domestic markets, partially compensated by negative mix effects in the portfolio. These positive effects were in part compensated by a 3.1% contraction in the International Business Operating segment, mostly from a negative translation effect in Argentina, from the devaluation of the ARS against the USD, and a challenging pricing scenario in this country. Volume growth was as follows: (i) a 0.2% expansion in the Chile Operating segment, in a context of soft industries, although improving the seasonally adjusted volume pace through the year, (ii) a 2.9% organic increase in the International Business Operating segment, almost fully explained by a low comparison base in Argentina, while volumes seasonally adjusted, have continued in a recovery trend during the year, and (iii) a 0.5% expansion in the Wine Operating segment, explained by a 8.6% growth in exports, partially compensated by a 6.3% decline in the Chilean domestic market, in line with the industry.
•	Cost of sales was up 3.9% organically, mostly explained by a 3.1% higher Cost of sales per hectoliter in CLP. The latter was due to: (i) a 6.6% increase in the Chile Operating segment, related to an unfavorable packaging mix and higher manufacturing costs, mainly related with our PET recycling plant “CirCCUlar”, partially compensated by lower prices in raw materials such as sugar, fruit pulp, and malt, and (ii) a 6.9% increase in the Wine Operating segment, mainly from a higher cost of wine and higher USD-linked packaging costs. These effects were partially offset by a 6.1% organic decrease in the International Business Operating segment, mostly caused by a translation effect, as in local currency COGS per hectoliters grew due to inflationary pressures in Argentina.
•	Gross profit reached CLP 581,705 million organic, a 3.5% increase, and organic Gross margin was lower by 10 bps.
•	MSD&A expenses were up 8.5% in CLP, nearly fully explained by the consolidation of ADO, as, without such consolidation, MSD&A expenses expanded by 2.0%. As a percentage of Net sales improved 54 bps, mostly due to efficiencies. By Operating segment, MSD&A expenses were as follows: (i) a 2.4% expansion in the Chile Operating segment, below inflation, improving 104 bps as a percentage of Net sales due to efficiencies, (ii) a 22.8% increase in the International Business Operating segment, nearly fully explained by the consolidation of ADO, as, without such consolidation, MSD&A expenses expanded by 2.1%. As a percentage of Net sales, MSD&A expenses decreased 129 bps, and (iii) a 1.8% reduction in the Wine Operating segment, resulting in a contraction of 180 bps measured as percentage of Net sales, due to efficiencies.
•	EBIT reached CLP 74,544 million in 2Q25, expanding 18.9% versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (EBIT contracted 18.4% when this non-recurring gain is included).
•	EBITDA reached CLP 151,371 million, a 12.8% increase versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (EBITDA contracted 7.1% when this non-recurring gain is included). This expansion was driven by all Operating segments; a 10.9% jump in the Chile Operating segment, a 369.0% expansion in the International Business Operating segment, and a 4.6% rise in the Wine Operating segment.
•	Non-operating result totalized a loss of CLP 56,942 million versus a negative result of CLP 42,779 million last year. The higher loss was explained by: (i) a larger loss in Other gains/(losses) by CLP 12,718 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, which is partially offset in Foreign currency exchange differences, (ii) a higher loss by CLP 7,217 million in Results as per adjustment units, mainly in Argentina (iii) a higher loss in Net financial expenses by CLP 2,478 million, mostly due to both lower invested Cash and cash equivalents and lower interest rates, impacting our Financial income, partially offset by a lower debt, (iii) a higher loss in Equity and income of JVs and associated by CLP 1,687 million, generated by a lower financial result in Colombia, mostly due to committed payments related to claims regarding the Consumption tax (ICO, Impuesto al consumo) basis determination criteria. These effects were partially compensated by a better result in Foreign currency exchange differences by CLP 9,939 million.
•	Income taxes reached a positive result of CLP 32,673 million versus a positive result of CLP 13,280 million last year. The lower taxes were mainly explained by a lower taxable income and deferred tax income in Argentina, due to the application of inflation adjustments on fixed assets for tax purposes. (See Note 25 Income taxes to the financial statements as of June 30, 2025).

•	Net income reached a gain of CLP 46,560 million, expanding 28.2% versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (Net income contracted 18.7% when this non-recurring gain is included).

2Q25 PRESS RELEASE

HIGHLIGHTS BY OPERATING SEGMENTS – SECOND QUARTER

CHILE OPERATING SEGMENT

In terms of our segments, in the Chile Operating segment top line expanded 9.4%, as a result of a 6.0% increase in average prices and 3.2% higher volumes, where all categories posted positive growth, with a better volume pace than previous quarters, seasonally adjusted. Increased average prices were explained mainly by revenue management efforts, more than offsetting negative mix effects, and were key to expand Gross profit and Gross margin by 12.5% and 115 bps, respectively, in a context of cost pressures related to an unfavorable packaging mix and higher manufacturing costs mainly associated with our PET recycling plant “CirCCUlar”. MSD&A expenses grew below inflation, expanding 2.1%, and as a percentage of Net sales, improved 265 bps, due to efficiencies. Altogether, EBITDA reached CLP 42,305 million, a 59.1% increase, and EBITDA margin expanded 339 bps.

We had great news for our corporate brand this quarter. CCU achieved sixth place in the 16th edition of the “Marcas Ciudadanas" study, a leading research conducted by Cadem, climbing 14 positions from the previous review. This study recognizes companies and well-known brands for their positive presence in public opinion, their relevance and contribution to society, and their importance to consumers and clients. The study surveyed 15,000 people nationwide, analyzing 325 brands.

Our “Juntos por un Mejor Vivir” Sustainability Strategy keeps progressing. Within our Water agenda and following the successful implementation of the proposals from the first fund in 2024, CCU, along with its subsidiary Compañía Pisquera de Chile (CPCh), announced its second “water fund” project. This fund aims to develop water efficiency projects on pisco grape farms belonging to small-scale farmers who are members of the Control Pisquero Cooperative.

The climate action agenda also provided good news aligned with our Greenhouse gas (GHG) emissions reduction goal in our logistics. We added three electric trucks to our fleet in the up-north Antofagasta Region, reaching a fleet of around 50 electric trucks across Chile.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, organic volumes posted a 9.8% expansion, although Net sales recorded an 11.4% contraction, driven by 19.3% lower organic average prices in CLP. The decline in organic average prices was mainly due to the 30.5%5 devaluation of the ARS against the USD, and also due to a challenging pricing scenario in Argentina. The volume expansion was mainly explained by a low comparison base in 2Q24 in Argentina, while volumes, seasonally adjusted, continued in a recovery trend for the fourth consecutive quarter. Organic Gross profit decreased 11.6%, and organic Gross margin was flat. MSD&A expenses were up 10.5%, mainly due to the consolidation of ADO, and higher marketing expenses. As a percentage of Net sales, MSD&A expenses decreased 301 bps. In all, in spite of volume growth, given the effects mentioned above, EBITDA was similar to last year, reaching a loss of CLP 26,892 million, versus a loss of CLP 24,373 million in 2Q24.

WINE OPERATING SEGMENT

The Wine Operating segment posted a top line expansion of 6.0%, mainly driven by a 4.2% rise in volumes and 1.7% higher average prices. Larger volumes were led by a 17.4% growth in exports, partially offset by a 4.1% decrease in the Chilean domestic market, while the industry posted a larger decline. The higher average prices were mostly explained by a weaker CLP, and its favorable impact on export revenues and revenue management initiatives in domestic markets, compensated by negative mix effects in the portfolio. Gross profit was flat, and Gross margin deteriorated by 222 bps due to cost pressures from a higher cost of wine, due to a lower harvest, and higher USD-linked packaging costs. MSD&A expenses dropped 3.7%, due to efficiencies, and as a percentage of Net sales improved 274 bps. Altogether, EBITDA reached CLP 11,285 million, an 8.3% increase, and EBITDA margin was up 32 bps.

In terms of brands, in June, we launched new varieties of “Gato Selección Dulce”: Chocolate and Navegado, both showing excellent preliminary performance. These two varieties aim to strengthen VSPT brand's portfolio and value proposition to consumers.

2Q25 PRESS RELEASE

SECOND QUARTER’S 2025 CONFERENCE CALL INFORMATION

CCU is hosting a conference call with investors and analysts to discuss second quarter 2025 operating results on August 7, 2025, at 12:00 pm SCL time where senior management will discuss CCU’s financial results, and this will be followed by a question and answer session. To connect use the following link: https://mm.closir.com/slides?id=303056. For cellphone access, please use the following Access Numbers with the Participant Password: 303056

Location / Number

USA +1 718 866 4614

Brazil +55 612 017 1549

Chile +56 228 401 484

Mexico +52 55 1168 9973

UK       +44 203 984 9844

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non-Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. and La Barra S.A.

2Q25 PRESS RELEASE

•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

ARS / CLP / USD

Argentine peso / Chilean peso / United States Dollar

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net income attributable to the equity holders of the parent divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

2Q25 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Second Quarter 2025)
Second Quarter	2025	2024	Total Δ % / bps
	(CLP million)
Net sales	579,914	524,641	10.5
Cost of sales	(343,082)	(314,528)	9.1
% of Net sales	59.2	60.0	(79) bps
Direct costs	(250,376)	(228,286)	9.7
Manufacturing costs	(92,707)	(86,242)	7.5
Gross profit	236,832	210,113	12.7
% of Net sales	40.8	40.0	79 bps
MSD&A	(253,511)	(239,698)	5.8
% of Net sales	43.7	45.7	(197) bps
Other operating income/(expenses)	(660)	32,028	(102.1)
EBIT	(17,340)	2,444	<(500)
EBIT margin %	(3.0)	0.5	(346) bps
Net financial expenses	(10,172)	(12,286)	(17.2)
Equity and income of JVs and associated	(6,065)	(2,578)	135.3
Foreign currency exchange differences	1,917	2	>500
Results as per adjustment units	(6,475)	(3,395)	90.7
Other gains/(losses)	(9,465)	(5,256)	80.1
Non-operating result	(30,261)	(23,514)	28.7
Income/(loss) before taxes	(47,600)	(21,070)	125.9
Income taxes	36,388	27,900	30.4
Net income for the period	(11,213)	6,831	(264.2)

Net income attributable to:
The equity holders of the parent	(11,218)	5,040	(322.6)
Non-controlling interest	(5)	(1,790)	(99.7)

EBITDA	19,817	38,722	(48.8)
EBITDA margin %	3.4	7.4	(396) bps

Excluding the non-recurring effect of the sale of a portion of land in Chile(4)
EBIT	(17,340)	(26,225)	(33.9)
EBIT margin %	(3.0)	(5.0)	201 bps
EBITDA	19,817	10,053	97.1
EBITDA margin %	3.4	1.9	150 bps
Net income (attributable to equity holders of the parent)	(11,218)	(15,888)	(29.4)

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	(30.4)	13.6	(322.6)
Earnings per ADR (CLP)	(60.7)	27.3	(322.6)

Depreciation	37,157	36,278	2.4
Capital Expenditures	37,465	39,089	(4.2)

2Q25 PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Six months ended on June 30, 2025)
YTD as of June	2025	2024	Total Δ % / bps
	(CLP million)
Net sales	1,397,584	1,270,665	10.0
Cost of sales	(778,571)	(708,425)	9.9
% of Net sales	55.7	55.8	(4) bps
Direct costs	(587,954)	(543,728)	8.1
Manufacturing costs	(190,617)	(164,697)	15.7
Gross profit	619,013	562,240	10.1
% of Net sales	44.3	44.2	4 bps
MSD&A	(546,477)	(503,653)	8.5
% of Net sales	39.1	39.6	(54) bps
Other operating income/(expenses)	2,008	32,771	(93.9)
EBIT	74,544	91,358	(18.4)
EBIT margin %	5.3	7.2	(186) bps
Net financial expenses	(21,429)	(18,951)	13.1
Equity and income of JVs and associated	(7,583)	(5,895)	28.6
Foreign currency exchange differences	1,473	(8,466)	(117.4)
Results as per adjustment units	(12,492)	(5,275)	136.8
Other gains/(losses)	(16,910)	(4,192)	303.4
Non-operating result	(56,942)	(42,779)	33.1
Income/(loss) before taxes	17,602	48,579	(63.8)
Income taxes	32,673	13,280	146.0
Net income for the period	50,275	61,858	(18.7)

Net income attributable to:
The equity holders of the parent	46,560	57,243	(18.7)
Non-controlling interest	(3,716)	(4,615)	(19.5)

EBITDA	151,371	162,885	(7.1)
EBITDA margin %	10.8	12.8	(199) bps

Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	74,544	62,689	18.9
EBIT margin %	5.3	4.9	40 bps
EBITDA	151,371	134,216	12.8
EBITDA margin %	10.8	10.6	27 bps
Net income (attributable to equity holders of the parent)	46,560	36,315	28.2

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	126.0	154.9	18.7
Earnings per ADR (CLP)	252.0	309.8	18.7

Depreciation	76,828	71,527	7.4
Capital Expenditures	69,229	83,936	(17.5)

2Q25 PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2025)
	1. Chile Operating segment			2. International Business Operating segment				3. Wine Operating segment			4. Other/eliminations			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %

Volumes	4,557	4,414	3.2	2,256	1,260	79.0	9.8	371	356	4.2	(18)	(21)	(12.9)	7,165	6,010	19.2	4.7
Net sales	389,247	355,676	9.4	128,328	111,002	15.6	(11.4)	76,444	72,125	6.0	(14,104)	(14,160)	(0.4)	579,914	524,641	10.5	4.8
Net sales (CLP/HL)	85,420	80,571	6.0	56,890	88,079	(35.4)	(19.3)	205,866	202,337	1.7				80,932	87,296	(7.3)	0.1
Cost of sales	(224,992)	(209,668)	7.3	(80,638)	(71,319)	13.1	(11.3)	(47,685)	(43,391)	9.9	10,233	9,851	3.9	(343,082)	(314,528)	9.1	3.5
% of Net sales	57.8	58.9	(115) bps	62.8	64.3	(141) bps	7 bps	62.4	60.2	222 bps				59.2	60.0	(79) bps	(73) bps
Direct costs	(173,146)	(161,761)	7.0	(50,241)	(43,440)	15.7	(10.2)	(36,749)	(33,552)	9.5	9,760	10,468	(6.8)	(250,376)	(228,286)	9.7	4.8
Manufacturing costs	(51,846)	(47,893)	8.3	(30,397)	(27,879)	9.0	(13.2)	(10,936)	(9,839)	11.1	472	(631)	174.8	(92,707)	(86,242)	7.5	0.3
Gross profit	164,255	146,007	12.5	47,689	39,682	20.2	(11.6)	28,759	28,733	0.1	(3,872)	(4,309)	(10.2)	236,832	210,113	12.7	6.7
% of Net sales	42.2	41.1	115 bps	37.2	35.7	141 bps	(7) bps	37.6	39.8	(222) bps				40.8	40.0	79 bps	73 bps
MSD&A	(143,770)	(140,796)	2.1	(84,359)	(76,312)	10.5		(20,792)	(21,592)	(3.7)	(4,590)	(998)	(360.0)	(253,511)	(239,698)	5.8
% of Net sales	36.9	39.6	(265) bps	65.7	68.7	(301) bps		27.2	29.9	(274) bps				43.7	45.7	(197) bps
Other operating income/(expenses)	(258)	522	(149.4)	(1,047)	192	<(500)		296	171	72.8	349	31,143	(98.9)	(660)	32,028	(102.1)
EBIT	20,228	5,733	252.9	(37,717)	(36,438)	3.5		8,262	7,312	13.0	(8,113)	25,836	(131.4)	(17,340)	2,444	<(500)
EBIT margin	5.2	1.6	358 bps	(29.4)	(32.8)	344 bps		10.8	10.1	67 bps				(3.0)	0.5	(346) bps
EBITDA	42,305	26,587	59.1	(26,892)	(24,373)	(10.3)		11,285	10,419	8.3	(6,881)	26,089	(126.4)	19,817	38,722	(48.8)
EBITDA margin	10.9	7.5	339 bps	(21.0)	(22.0)	100 bps		14.8	14.4	32 bps				3.4	7.4	(396) bps
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	20,228	5,733	252.9	(37,717)	(36,438)	3.5		8,262	7,312	13.0	(8,113)	(2,833)	186.4	(17,340)	(26,225)	(33.9)
EBITDA	42,305	26,587	59.1	(26,892)	(24,373)	(10.3)		11,285	10,419	8.3	(6,881)	(2,580)	166.7	19,817	10,053	97.1
EBITDA margin	10.9	7.5	339 bps	(21.0)	(22.0)	100 bps		14.8	14.4	32 bps				3.4	1.9	150 bps

2Q25 PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2025)
	1. Chile Operating segment			2. International Business Operating segment				3. Wine Operating segment			4. Other/eliminations			Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %

Volumes	11,020	11,002	0.2	5,638	3,342	68.7	2.9	657	654	0.5	(36)	(36)	(0.2)	17,279	14,962	15.5	0.8
Net sales	905,042	857,552	5.5	384,357	305,255	25.9	(0.3)	136,465	130,890	4.3	(28,280)	(23,032)	22.8	1,397,584	1,270,665	10.0	3.7
Net sales (CLP/HL)	82,127	77,943	5.4	68,174	91,345	(25.4)	(3.1)	207,644	200,245	3.7				80,883	84,928	(4.8)	2.9
Cost of sales	(506,011)	(474,093)	6.7	(206,531)	(169,602)	21.8	(3.3)	(85,334)	(79,419)	7.4	19,305	14,688	31.4	(778,571)	(708,425)	9.9	3.9
% of Net sales	55.9	55.3	63 bps	53.7	55.6	(183) bps	(171) bps	62.5	60.7	186 bps				55.7	55.8	(4) bps	10 bps
Direct costs	(401,934)	(382,884)	5.0	(139,857)	(116,224)	20.3	(4.9)	(64,976)	(60,524)	7.4	18,812	15,903	18.3	(587,954)	(543,728)	8.1	2.7
Manufacturing costs	(104,077)	(91,209)	14.1	(66,674)	(53,378)	24.9	0.2	(20,359)	(18,895)	7.7	493	(1,215)	(140.6)	(190,617)	(164,697)	15.7	7.7
Gross profit	399,031	383,459	4.1	177,826	135,654	31.1	3.6	51,131	51,471	(0.7)	(8,974)	(8,344)	7.6	619,013	562,240	10.1	3.5
% of Net sales	44.1	44.7	(63) bps	46.3	44.4	183 bps	171 bps	37.5	39.3	(186) bps				44.3	44.2	4 bps	(10) bps
MSD&A	(309,022)	(301,711)	2.4	(193,359)	(157,500)	22.8		(40,043)	(40,769)	(1.8)	(4,054)	(3,673)	10.4	(546,477)	(503,653)	8.5
% of Net sales	34.1	35.2	(104) bps	50.3	51.6	(129) bps		29.3	31.1	(180) bps				39.1	39.6	(54) bps
Other operating income/(expenses)	445	809	(44.9)	(399)	380	(205.0)		595	341	74.4	1,366	31,241	(95.6)	2,008	32,771	(93.9)
EBIT	90,454	82,557	9.6	(15,931)	(21,467)	(25.8)		11,683	11,043	5.8	(11,662)	19,225	(160.7)	74,544	91,358	(18.4)
EBIT margin	10.0	9.6	37 bps	(4.1)	(7.0)	289 bps		8.6	8.4	12 bps				5.3	7.2	(186) bps
EBITDA	136,705	123,320	10.9	8,091	1,725	369.0		17,877	17,086	4.6	(11,302)	20,754	(154.5)	151,371	162,885	(7.1)
EBITDA margin	15.1	14.4	72 bps	2.1	0.6	154 bps		13.1	13.1	5 bps				10.8	12.8	(199) bps
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	90,454	82,557	9.6	(15,931)	(21,467)	(25.8)		11,683	11,043	5.8	(11,662)	(9,444)	(23.5)	74,544	62,689	18.9
EBITDA	136,705	123,320	10.9	8,091	1,725	369.0		17,877	17,086	4.6	(11,302)	(7,915)	(42.8)	151,371	134,216	12.8
EBITDA margin	15.1	14.4	72 bps	2.1	0.6	154 bps		13.1	13.1	5 bps				10.8	10.6	27 bps

2Q25 PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31
	2025	2024
	(CLP million)
ASSETS
Cash and cash equivalents	511,260	707,123
Other current assets	872,898	1,064,144
Total current assets	1,384,158	1,771,267

PP&E (net)	1,454,072	1,522,708
Other non current assets	674,724	695,742
Total non current assets	2,128,797	2,218,450
Total assets	3,512,955	3,989,717

LIABILITIES
Short term financial debt	161,151	165,654
Other liabilities	484,337	694,353
Total current liabilities	645,488	860,006

Long term financial debt	1,102,494	1,274,014
Other liabilities	154,610	183,181
Total non current liabilities	1,257,105	1,457,195
Total Liabilities	1,902,592	2,317,202

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(72,590)	(3,288)
Retained earnings	986,693	965,778
Total equity attributable to equity holders of the parent	1,476,796	1,525,183
Non - controlling interest	133,566	147,332
Total equity	1,610,363	1,672,515
Total equity and liabilities	3,512,955	3,989,717

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,263,645	1,439,668

Net Financial Debt	752,385	732,545

Liquidity ratio	2.14	2.06
Total Financial Debt / Capitalization	0.44	0.46
Net Financial Debt / EBITDA(1)	1.86	1.76

(1) Figure as of December 31, 2024, includes a non-recurring gain from the sale of a portion of land in Chile in 2Q24 with an impact on EBITDA by CLP 28,669 million. Excluding this gain, Net Financial Debt / EBITDA reached 1.89x.

2Q25 PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
	As of June 30 of
YTD June	2025	2024
	(CLP million)
Cash and cash equivalents at beginning of the year	707,123	618,154
Net cash inflows from operating activities	98,169	86,684
Net cash (outflow) from investing activities	(65,480)	(45,274)
Net cash (outflow) flow from financing activities	(189,036)	(44,446)
Net (decrease) increase in cash and cash equivalents	(156,346)	(3,036)
Effects of exchange rate changes on cash and cash equivalents	(39,516)	21,421
Increase (decrease) in cash and cash equivalents	(195,863)	18,385
Cash and cash equivalents at end of the period	511,260	636,539

Exhibit 6: Summary of the Statement of Cash Flow
Second Quarter	2025	2024
	(CLP million)
Cash and cash equivalents at beginning of the period	771,435	692,386
Net cash inflows from operating activities	(32,261)	(34,596)
Net cash (outflow) from investing activities	(37,401)	8,702
Net cash (outflow) flow from financing activities	(178,877)	(4,374)
Net (decrease) increase in cash and cash equivalents	(248,539)	(30,269)
Effects of exchange rate changes on cash and cash equivalents	(11,636)	(25,579)
Increase (decrease) in cash and cash equivalents	(260,175)	(55,847)
Cash and cash equivalents at end of the period	511,260	636,539

Exhibit 7: Impact on quarterly EBITDA and EBIT from the application of IAS 29 from IFRS in accumulated results in Argentina

Second Quarter	2025	2024
	(CLP million)
Consolidated EBITDA	19,817	38,722
Impact of IAS 29 in accumulated results in Argentina	(2,154)	1,199
Impact of IAS 29 in the International Business Operating segment	(2,111)	1,137
Impact of IAS 29 in the Wine Operating segment	(43)	62
Consolidated EBITDA excluding the impact of IAS 29	21,972	37,523

Second Quarter	2025	2024
	(CLP million)
Consolidated EBIT	(17,340)	2,444
Impact of IAS 29 in accumulated results in Argentina	(1,335)	727
Impact of IAS 29 in the International Business Operating segment	(1,316)	684
Impact of IAS 29 in the Wine Operating segment	(19)	43
Consolidated EBIT excluding the impact of IAS 29	(16,005)	1,717

Page 13 of 13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 6, 2025